UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(d)OF THE
                        SECURITIES EXCHANGE ACT OF 1934


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 1999
                          -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________


Commission File Number ..................................................0-2610

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                              ZIONS BANCORPORATION
                        EMPLOYEE INVESTMENT SAVINGS PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              ZIONS BANCORPORATION
                           One South Main, Suite 1380
                           Salt Lake City, Utah 84111

Item 1. CHANGES IN THE PLAN

The Plan was completely amended and restated as of October 1, 1992, with certain provisions retroactively effective as of January 1, 1989. In 1994, the Plan was amended for the purpose of maintaining its qualification under Internal Revenue Code pursuant to the Tax Reform Act of 1986 and, in order to conform the Plan to the requirements of the Unemployment Compensation Act of 1992 and the Omnibus Budget Reconciliation Act of 1993 and to facilitate the merger of the National Bank of Arizona Savings and Retirement Plan and the Rio Salado Bancorp. Inc. Retirement Plan into the Plan. No changes were made in the Plan during the year 1999.

Item 2. CHANGES IN INVESTMENT POLICY

During 1997 the Plan increased the number of investment fund types it maintains from four to nine. The separate types of investment funds maintained by the Plan are as follows: (i) company securities, which consists of Company stock and short-term investments pending the acquisition of Company securities; (ii) Accessor Growth Portfolio, which seeks capital growth by investing primarily in companies and industries from the 500 U.S. issuers with the largest market capitalization and well-established records of growth in profits and earnings;
(iii) Accessor Value and Income Portfolio, which seeks a high level of current income and capital growth by investing primarily in companies and industries from the 500 U.S. issuers with the largest market capitalization and attractive valuation levels; (iv) Accessor Small to Mid Cap Portfolio which seeks capital growth by investing primarily in equity securities of small-to-medium sized companies with high growth potential; (v) Accessor International Equity Portfolio which seeks the growth of capital by investing primarily in equity securities of companies domiciled in countries other than the United States;
(vi) Accessor Intermediate Fixed-Income Portfolio which seeks the generation of current income by investing in fixed-income securities; (vii) Accessor Short-Intermediate Fixed-Income Portfolio which seeks preservation of capital and generation of current income by investing primarily in fixed-income securities, including government bonds, corporate bonds and mortgage-backed securities, (viii) Accessor Mortgage Securities Portfolio which seeks a high level of current income by investing in mortgage-related securities; and (ix) U.S. Government Money Portfolio which seeks maximum current income consistent with the preservation of principal and liquidity, investing primarily in short-term obligations issued by or guaranteed by the U.S. Government, its agencies or instrumentalities. No changes in investment policy were made during the year 1999.

Item 3. CONTRIBUTIONS UNDER THE PLAN

The Company's contributions are measured by reference to employee contributions and are not discretionary.

Item 4. PARTICIPATING EMPLOYEES

There were 5,476 participating employees in the Plan on December 31, 1999.

Item 5. ADMINISTRATION OF THE PLAN

(a) Zions Bancorporation is the Plan administrator. The Company's Board of Directors has appointed an Administrative Committee consisting of six persons. The Committee has full power and authority to administer the Plan and to interpret its provisions. The present members of the Committee and their positions held are:

                 Member                                  Position - Company
       ---------------------------     ------------------------------------------------------------

       Clark B. Hinckley, Chairman     Senior Vice President of Zions Bancorporation

       Harris H. Simmons               President and Chief Executive Officer of Zions Bancorporation

       Dale M. Gibbons                 Executive Vice President of Zions Bancorporation

       W. David Hemingway              Executive Vice President of Zions Bancorporation

       Richard G. Crandall             Vice President of Zions First National Bank

       Russell W. Miller               President of Zions Insurance Agency, Inc.

       The address of each fiduciary listed above is One South Main, Suite 1380, Salt Lake City, Utah 84111.

(b) No compensation is paid to the Committee members by the Plan. All expenses of the Plan and its administration are paid by the Company.

ITEM 6. CUSTODIAN OF INVESTMENTS

(a) Zions First National Bank, One South Main Street, Salt Lake City, Utah 84111 is the custodian and trustee.

(b)  The custodian receives no compensation from the Plan.

Item 7. REPORTS TO PARTICIPATING EMPLOYEES

Participating employees are furnished an annual statement reflecting the status of their accounts as of the end of the fiscal year.

Item 8. INVESTMENT OF FUNDS

As elected by participants, approximately sixty nine percent of the assets of the Plan are invested in securities of the Company, and approximately twenty six percent in Accessor Funds.

Item 9. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements                                                 Page
                                                                          ----

          Report of Independent Auditors                                    1

          Statements of Net Assets Available for Benefits -
             December 31, 1999 and 1998                                     2

          Statements of Changes in Net Assets Available for Benefits -
               Years ended December 31, 1999, 1998, and 1997                3

          Notes to Financial Statements                                     4

          Schedules -

             Schedule I                                                     9

             Schedules II and III have been omitted for the reasons that they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

(b)      Exhibits - Consent of Independent Certified Public Accountants

                          Independent Auditors' Report


The Trust Committee
Zions Bancorporation
Employee Investment Savings Plan:


We have audited the accompanying statements of net assets available for benefits of Zions Bancorporation Employee Investment Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Zions Bancorporation Employee Investment Savings Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



April 29, 2000

                              ZIONS BANCORPORATION
                        EMPLOYEE INVESTMENT SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998



                                                   1999           1998
                                               ------------   ------------
Assets:
     Cash and cash equivalents .............   $        175         28,747

     Investments, at fair value:
        Zions Bancorporation common stock ..    112,880,506    111,008,195
        Accessor funds .....................     42,878,259     28,257,934
        U.S. government reserves ...........      5,621,305      2,802,271
        Money market accounts ..............        100,153           --
        Employee loans .....................      1,599,442      1,469,143
                                               ------------   ------------
                                                163,079,665    143,537,543

     Contributions receivable:
        Employee ...........................        218,876        270,707
        Employer ...........................         44,853         56,060
     Dividends receivable ..................           --          249,399
     Interest receivable ...................          5,859          1,319
                                               ------------   ------------
Net assets available for benefits ..........   $163,349,428    144,143,775
                                               ============   ============



See accompanying notes to financial statements.

                              ZIONS BANCORPORATION
                        EMPLOYEE INVESTMENT SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                  Years ended December 31, 1999, 1998, and 1997



                                                                     1999             1998             1997
                                                                 -------------    -------------    -------------
Additions to net assets attributed to:
    Investment income:
       Net appreciation in fair value of investments .........   $   1,799,371       34,672,299       36,818,202
       Dividends .............................................       1,746,064        1,402,606        3,053,076
       Interest ..............................................         369,275          156,435          279,067
                                                                 -------------    -------------    -------------
                                                                     3,914,710       36,231,340       40,150,345
                                                                 -------------    -------------    -------------
    Contributions:
       Employee ..............................................       7,942,996        4,893,777        2,715,037
       Employer ..............................................       1,632,180          991,783          543,577
                                                                 -------------    -------------    -------------
                                                                     9,575,176        5,885,560        3,258,614
                                                                 -------------    -------------    -------------
    Transfers:
       Nonaffiliated plans ...................................      10,280,324        3,248,154        4,132,145
       Affiliated plan .......................................      21,288,158             --               --
                                                                 -------------    -------------    -------------
                                                                    31,568,482        3,248,154        4,132,145
                                                                 -------------    -------------    -------------
               Total additions ...............................      45,058,368       45,365,054       47,541,104
                                                                 -------------    -------------    -------------

Deductions from net assets - benefits paid to participants ...     (25,852,715)      (8,709,825)      (4,550,690)
                                                                 -------------    -------------    -------------
               Net increase ..................................      19,205,653       36,655,229       42,990,414

Net assets available for benefits:
    Beginning of year ........................................     144,143,775      107,488,546       64,498,132
                                                                 -------------    -------------    -------------
    End of year ..............................................   $ 163,349,428      144,143,775      107,488,546
                                                                 =============    =============    =============



See accompanying notes to financial statements.

                              ZIONS BANCORPORATION
                        EMPLOYEE INVESTMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(1)  Plan Description

     The following description of the Zions Bancorporation Employee Investment Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  General

          The Plan is a single employer contributory plan that is designed to provide retirement benefits for eligible employees under a pretax salary reduction (deferral) arrangement and, if employees so elect, an opportunity to acquire stock ownership in Zions Bancorporation (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (ERISA).

          Effective July 22, 1999, the Company terminated the Zions Bancorporation Profit Sharing Plan (the Profit Sharing Plan). Upon termination of the Profit Sharing Plan, all of the Profit Sharing Participants' outstanding balances were transferred to, and merged with, the Plan. This transfer totaled $21,288,158 and is reflected on the accompanying statements of changes in net assets available for benefits as transfers from affiliated plan. Transfers from non-affiliated plans are the result of bank mergers effected by the Company.

     (b)  Eligibility

          Participation in the Plan is voluntary. An employee is eligible to become a participant on January 1, April 1, July 1, or October 1, whichever coincides with, or immediately follows, the latter of the date on which the employee completes at least 1,000 hours of service during 12 continuous months and attains the age of 21. At December 31, 1999 and 1998, there were 5,476 and 3,893 participants, respectively, in the Plan.

     (c)  Employee and Company Contributions

          Participants may elect to contribute one to fifteen percent of their compensation to the Employee Investment Savings Plan, limited by participant contributions made to the Zions Bancorporation Employee Stock Savings Plan. The Company contributes an amount equal to 25 percent of the contribution made by each participant up to five percent of their compensation with no match made on contributions in excess thereof. The maximum amount a participant may contribute to the Plan in a calendar year is the lesser of fifteen percent of their compensation, or $10,000 for 1999 and 1998.

     (d)  Allocation of Income or Loss

          Investment income or loss is allocated to each participant's account in proportion to the investment shares held in that participant's account to the total investment shares held in the Plan.

                                        4 (continued)

                              ZIONS BANCORPORATION
                        EMPLOYEE INVESTMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


     (e)  Vesting and Payment of Benefits

          Employee contributions and the employees' share of the Company contributions are 100 percent vested at all times. Benefits are paid upon death, disability, retirement, or earlier, subject to certain restrictions. Benefits are paid in shares of stock and/or cash pursuant to the nature of the investment vehicle selected by the participant.

     (f)  Investment Options

          As of December 31, 1999, the Plan maintains three separate types of investment funds: (i) Company securities, which consist of Company stock; (ii) Accessor funds, consisting of seven investment options (Accessor growth fund adv class, Accessor value and income adv class, Accessor small to mid-cap adv class, Accessor international equity adv class, Accessor intermediate fixed income adv class, Accessor mortgage securities adv class, and Accessor short-term intermediate fixed income adv class); and (iii) Fidelity U.S. government reserves.

     (g)  Participant Loans

          Beginning October 1, 1992, a participant who is an active employee may apply for and obtain a loan of up to the lessor of $50,000 or 50 percent of the eligible amounts in their account. Loans are secured by the participant's account. Loan repayment is made through payroll deduction.

     (h)  Plan Amendments

          In 1998, the Benefits and Pension Committee approved amendments to the terms of the Plan. The following significant amendments became effective January 1, 1999. Enrollment date frequency has been changed from semi-annually to quarterly. Employees must be 21 and must have completed 1 year of eligibility service in order to participate in the Plan. However, the definition of one year of eligibility service has been expanded to include employees for whom one year has past since
          (a) commencement date with a previous employer that sponsored a similar 401(k) plan in which the employee participated and (b) commencement date with a Merged Employer. The amount by which a participant's annual compensation is reduced under the Salary Reduction Agreement may be changed by a participant no more than once in any quarter. A participant may elect to transfer assets between funds up to three times in any calendar quarter, each at least five business days apart. Funds available for withdrawal have been amended to include funds available from rollover contributions. If a participant has made a rollover contribution in the Plan, and if the participant's accrued benefit at the time of such a withdrawal request is or has been greater than $5,000, no withdrawal may be made prior to normal retirement age unless the participant first consents in writing. Hardship withdrawals from a participant's rollover account will have no effect upon any benefits provided under the Plan. The limit for lump-sum payments to disabled participants is $5,000.

     (i)  Plan Termination

          Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to provisions of ERISA.

                                        5 (continued)

                             ZIONS BANCORPORATION
                        EMPLOYEE INVESTMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(2)  Summary of Significant Accounting Policies

     The following is a summary of significant accounting policies followed by the Plan in the preparation of its financial statements:

     (a)  Basis of Presentation

          The Plan's financial statements are presented on the accrual basis of accounting.

     (b)  Investments

          Quoted market prices have been used to determine the fair value of investments. Purchases and sales of investments are recorded on a settlement-date basis, which does not materially differ from using the trade-date basis required by generally accepted accounting principles. Participant loans are valued at cost which approximates fair value.

          Net unrealized appreciation represents the difference between the book value and the market value of investments held at year-end. Book value is the market value at the end of the previous fiscal year, or cost if the investment was purchased during the year.

     (c)  Cost of Administration

          All costs of administration are currently being paid by the Company, however the costs of administration may be paid by the Plan.

     (d)  Cash and Cash Equivalents

          Cash and cash equivalents include cash and short-term investments with maturity dates of 90 days or less.

     (e) Reclassifications

          Certain reclassifications have been made in the 1998 and 1997 financial statements to conform with the 1999 presentation.

     (f)  Use of Estimates

          The preparation of the financial statements and supplemental schedule in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and supplemental schedule and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.


                                       6 (continued)

                             ZIONS BANCORPORATION
                        EMPLOYEE INVESTMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


     (g)  Concentration of Investments

          Included in the Plan's net assets available for benefits at December 31, 1999 and 1998 are investments in common stock of the Company amounting to $112,880,506 and $111,008,195, respectively, whose value could be subject to change based on market conditions. These investments represented 2.23 percent and 2.13 percent ownership of the Company's outstanding common stock at December 31, 1999 and 1998, respectively.

(3)  Tax Status

     The Plan obtained its latest determination letter on June 5, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable provisions of the Internal Revenue Code
     (IRC) and therefore are exempt from Federal income taxes. The Plan has been amended since receiving the determination letter and has submitted to the Internal Revenue Service for a determination letter. In the opinion of the plan administrator and the Plan's tax counsel the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(4)  Zions Bancorporation Common Stock

     At December 31, 1999 and 1998, the investment in common stock of the Company consisted of 1,907,168 and 1,779,691 shares, respectively.

(5)  Investments

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999, with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs are not presented in the Plan's 1999 financial statements.

     The following investments represent five percent or more of the net assets available for plan benefits at December 31:

                                                      1999           1998
                                                  ------------   ------------
          Zions Bancorporation common stock ...   $112,880,506    133,545,842
          Accessor growth fund adv class ......     15,777,590      8,495,197
          Accessor small-to-mid cap ...........      9,124,792            n/a


                                      7 (continued)

                             ZIONS BANCORPORATION
                        EMPLOYEE INVESTMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



     Net appreciation (depreciation) on the Plan's assets during the year ended December 31, 1999 was as follows:

                                                           1999
                                                       -----------
               Zions Bancorporation common stock ...   $(4,618,395)
               Accessor mutual funds ...............     6,417,766
                                                       -----------
                                                       $ 1,799,371
                                                       ===========

                                                                     SCHEDULE I
                                                                     ----------

                              ZIONS BANCORPORATION
                        EMPLOYEE INVESTMENT SAVINGS PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1999


   (a)                                                                                     (d)
Party in             (b)                                 (c)                             Current
interest           Issuer                       Investment description                    value
--------   ---------------------   ------------------------------------------------   --------------
                                   Investments at fair value determined by quoted
                                      market prices:

  *         Zions Bancorporation        Zions Bancorporation common stock
                                             (1,901,168 shares)                       $112,880,506

            Accessor                    Accessor International  Equity (ACIEX)
                                           Accessor mutual fund (260,737 units)          5,611,064

            Accessor                    Accessor Growth  (AGROX)
                                           Accessor mutual fund (449,662 units)         15,777,590

            Accessor                    Accessor Intermediate  Fixed Income (AIFIX)
                                           Accessor mutual fund (339,927 units)          3,841,178

            Accessor                    Accessor Mortgage  (AMSFX)
                                           Accessor mutual fund (117,070 units)          1,402,496

            Accessor                    Accessor Short  Fixed Income (ASIFX)
                                           Accessor mutual fund (74,250 units)             878,377

            Accessor                    Accessor Small/ Mid (ASMCX)
                                           Accessor mutual fund (333,161 units)          9,124,792

            Accessor                    Accessor Value/ Income (AVAIX)
                                           Accessor mutual fund (301,603 units)          6,242,762

            Accessor                    Accessor U.S. Government Money
                                           Accessor mutual fund (5,642,572 units)        5,621,305

    *       Zions Bancorporation        Participant loans (interest rates ranging
                                           from 7% to 10%)                               1,599,442

    *       Zions Bancorporation        Money market accounts                              100,153
                                                                                       -----------
                                                                                      $163,079,665
                                                                                       ===========

Notes:

    *      Party-in-interest

           There were no nonexempt party-in-interest transactions.

           There were no assets which were both acquired and disposed of during the year.


See accompanying notes to financial statements.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.






June 28, 2000                       ZIONS BANCORPORATION
                                    EMPLOYEE INVESTMENT SAVINGS PLAN


                                    By: /s/   Harris H. Simmons
                                       -----------------------------
                                       Name:  HARRIS H. SIMMONS, President
                                          and Chief Executive Officer of
                                          Zions Bancorporation